EXHIBIT 99.1

Osisko Announces Preliminary Q1 2021 Deliveries and Agreement to Acquire Spring Valley Royalties

MONTREAL, April 12, 2021 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to provide an update on its first quarter sales and announces the acquisition of additional royalties on the Spring Valley gold project (“Spring Valley”) in Nevada as well as an additional royalty in Idaho for aggregate cash consideration of US$26 million.

PRELIMINARY Q1 2021 RESULTS

Osisko received approximately 19,960 attributable gold equivalent ounces1 (“GEOs”) in the first quarter of 2021. This figure excludes GEOs earned from the Renard diamond stream given the net proceeds from the diamond stream were reinvested through the bridge loan with the operator of the mine.

Osisko recorded preliminary revenues2 of C$66.9 million during the first quarter and preliminary cost of sales2 (excluding depletion) of C$20.4 million, resulting in a cash operating margin3 of approximately C$46.5 million. Excluding offtakes, Osisko’s cash operating margin for royalties and streams3 was approximately 94% during the first quarter of 2021. Osisko will provide full production and financial details with the release of its first quarter 2021 results after market close on Tuesday, May 11th, 2021.

ASSET ADDITIONS

Through a subsidiary, Osisko has entered into binding purchase agreements to acquire six royalties and one precious metal offtake, from two private sellers, for total cash consideration of US$26 million. The purchase agreements are subject to certain conditions precedent which are expected to be fulfilled in the coming weeks. The acquisitions will be funded through cash on hand. Four of the royalties are on claims overlying the multi-million ounce Spring Valley project, and increase our current net smelter return (“NSR”) royalty on Spring Valley from 0.5% to between 2.5% - 3.0% (sliding scale royalty percentages as long as gold prices are above US$700/oz). Immediately to the north of Spring Valley, lies the Moonlight exploration property (“Moonlight Project”), where Osisko has agreed to acquire a 1.0% NSR royalty. Osisko has also agreed to acquire a 0.5% NSR royalty and 30% gold and silver offtake right covering the Almaden Project in western Idaho

Sandeep Singh, President and CEO of Osisko commented: “First quarter deliveries were above our expectations as our portfolio continued to perform well. We are particularly pleased with the quarter given that our GEOs grew by 6% over the fourth quarter, despite the planned deferment of ore stacking at the Eagle mine during the winter months. Production from the Eagle mine should continue to ramp up throughout the year. Moreover, the acquisition of additional royalties on the Spring Valley project will add additional exposure to a high quality asset in a proven mining jurisdiction. It has the potential to become a significant North American gold mine and builds on our already strong growth profile.”

SPRING VALLEY ROYALTY

Spring Valley is a pre-feasibility stage, heap-leach, open-pit gold project located in Pershing County, Nevada, USA. The asset is 100%-owned by Waterton Global Resource Management (“Waterton”), a mining-focused private equity firm. The project hosts a historic NI 43-101 resource of 49Mt grading 0.94g/t gold for 1.49Moz of gold in the measured resource category, 80Mt grading 0.79g/t gold for 2.03Moz of gold in the indicated resource category and 21Mt grading 0.73g/t gold for 0.49Moz of gold in the inferred resource category. These resources were reported within a US$1,500/oz gold resource shell by Midway Gold in its 2014 technical report available on SEDAR. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources. Historical estimates are not to be treated as current mineral resources.

Osisko has agreed to acquire four separate royalties on Spring Valley:

  A sliding scale 2.5% NSR royalty (with the maximum royalty percentage of 2.5% applicable when the gold price is above US$700/oz. This royalty is payable once 500,000 ounces of gold are recovered from Spring Valley) on claims overlying the core of the current Spring Valley deposit. Along with its existing 0.5% NSR, Osisko now holds, in aggregate, a 3.0% NSR over these core claims;
  Two separate 1.0% NSR royalties (for a total 2.0% NSR royalty) on key Spring Valley claims overlying the prospective high-grade northeastern portion of the deposit;
  A 0.5% NSR royalty over the broader Spring Valley property which is additive to the two royalties covering the northeastern portion of Spring Valley described in the bullet above.

Figure 1. Map showing the distribution of grade thickness over the Spring Valley royalty claims. The grade thickness map and resource pit outline was produced by Barrick Gold but published by Midway. The royalty labels represent totals and include the 0.5% NSR royalty already owned by Osisko.

A photo accompanying this announcement is available at: https://www.globenewswire.com/NewsRoom/AttachmentNg/4eace196-7654-4d91-862e-693a5880d6bc

MOONLIGHT ROYALTY

Osisko has agreed to acquire a 1.0% NSR royalty on the Moonlight Project, which lies immediately to the north of Spring Valley. The Moonlight Project, which is also operated by Waterton, is a large (approximately 20km2), prospective, exploration-stage property along the same structural trend as Spring Valley, Rochester and Relief Canyon mines. No mineral resources have been identified on the property, however, there are a few historical mine workings and several gold and silver showings have been identified.

ALMADEN ROYALTY AND OFFTAKE

Osisko has also agreed to acquire a 0.5% NSR royalty and a 30% precious metal offtake covering the Almaden Project in western Idaho, USA, which is 100% owned by Gold Mining Inc. The project is a low-sulphidation epithermal gold deposit which hosts a resource of 43.5Mt grading 0.65g/t gold for 0.91Moz of gold in the indicated resource category and 9.2Mt grading 0.56g/t gold for 0.16Moz of gold in the inferred resource category.

Q1 2021 RESULTS AND CONFERENCE CALL DETAILS

Osisko also provides notice of the first quarter 2021 results and conference call details:

Q1 2021 Results Release:	Tuesday, May 11th after market close
Conference Call:	Wednesday, May 12, 2021 at 10:00 am EDT
Dial-in Numbers:	North American Toll-Free: 1-833-979-2852 Local and International: 236-714-2915
Replay (available until May 19, 2021 at 11:59 pm EDT):	North American Toll-Free: 1-800-585-8367 Local and International: 416-621-4642 Access code: 6796690
Replay also available on our website at www.osiskogr.com

Notes:

Osisko has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including (i) attributable gold equivalent ounces and (ii) cash operating margin. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As Osisko’s operations are primarily focused on precious metals, the Corporation presents attributable GEOs and cash operating margins as it believes that certain investors use this information to evaluate the Corporation’s performance in comparison to other mining companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently. Note that these figures have not been audited and are subject to change.

  GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements are converted using the financial settlement equivalent divided by the average gold price for the period.

  These figures have not been audited and are subject to change. As the Corporation has not yet finished its quarter-end close procedures, the anticipated financial information presented in this press release is preliminary, subject to final quarter-end closing adjustments, and may change materially. The preliminary revenues, preliminary cost of sales (excluding depletion) and preliminary cash margin presented include preliminary revenues, cost of sales and cash margin from the Renard diamond stream. During the first quarter of 2021, the Renard diamond stream generated preliminary revenues of C$4.0 million and preliminary costs of sales (excluding depletion) of C$1.7 million, resulting in an operating cash margin of C$2.3 million.

  Cash operating margin (in dollars) represents revenues less cost of sales, excluding depletion (C$66.9 million - C$20.4 million = C$46.5 million). Cash operating margin on revenues and streams (in percentage) represents the cash operating margin earned from revenues and streams (in dollars) divided by revenues earned from royalties and streams ([C$49.0 million – C$3.2 million] / C$49.0 million = 94%).

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 150 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Heather Taylor Vice President, Investor Relations Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance.  These forward‐looking statements, may involve, but are not limited to, statements with respect to future events or future performance, the realization of the anticipated benefits deriving from Osisko’s investments, including from its agreement to acquire the royalties over the Spring Valley and Almaden projects if the conditions precedents are fulfilled, the general performance of the assets of Osisko, and the results of development exploration and production activities as well as expansions projects relating to the properties in which Osisko holds a royalty, stream or other interest. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including, without limitation, management’s perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business. Such risks and uncertainties include, among others, that the financial information presented in this press release is preliminary and could be subject to adjustments, the successful continuation of mining activities in Québec and more particularly of the operations underlying the Corporation’s assets, the performance of the assets of Osisko, the growth and the benefits deriving from its portfolio of investments, risks related to the operators of the properties in which Osisko holds a royalty, stream or other interest, including changes in the ownership and control of such operators; risks related to development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest, the influence of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.